UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2007

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F       X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Date : February 15, 2007	By	/S/ Junichiro Otsuda
Junichiro Otsuda
Chief Manager
Corporate Administration Division

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Regarding the Administrative Order from the Financial Services Agency

Tokyo February 15, 2007—Today the Bank of Tokyo-Mitsubishi UFJ (BTMU) received from the Financial Services Agency (FSA) an administrative order based on Article 26-1 of the Banking Law (business improvement order with partial business suspension order) in respect of compliance management at certain of its operations regarding the occurrence of certain inappropriate transactions. We are treating this matter with the deepest concern and would like to apologize with the utmost sincerity for the occurrence of these transactions and the receipt of the administrative order.

We will make all efforts to improve and strengthen our management and internal controls, including our compliance management, and will strive to prevent the recurrence of such events, with full recognition of the public roles and responsibilities of the bank.

1.	Description of the Administrative Order:

(1)	During the period from Monday, April 9, 2007 to Monday, July 9, 2007 credit extension to new corporate customers (those to whom no credits are outstanding) will be suspended by all domestic corporate business locations for seven consecutive calendar days in each region as designated by BTMU. Specific locations and their respective suspension periods will be notified to the FSA in accordance with the business improvement plan described below.

(2)	During such periods, in each region, training will be provided for all staff and directors involved in corporate business in that region. The training must cover the meaning and content of the business improvement plan described below and the related internal regulations and manuals. Each director and employee will be required to spend a minimum of one day in training, fully removed from their usual work environment.

(3)	In order to confirm that the steps described above have been fully implemented, no new domestic corporate business locations will be established during the period from Thursday, March 1, 2007 to Friday, August 31, 2007.

(4)	Steps to be taken to thoroughly strengthen the organization and operational aspects of the management and internal control framework.

i.	Clarify the management responsibility for these matters from the time of occurrence to the present.

ii.	Clarify management, legal and other compliance control and responses to these matters.

iii.	Formulate specific and effective policies to prevent recurrence of such cases and establish thorough legal and other compliance control throughout the bank (including the strengthening of inspection systems and maintenance of mutual supervisory functions with related departments).

vi.	Ensure the effectiveness of internal audit control functions.

v.	Establish a unified control framework to ensure notification of suspicious matters in accordance with the Law for Punishment of Organized Crimes, Control of Crime Proceeds and Other Matters.

vi.	Ensure management oversight by the holding company over its subsidiaries.

(5)	Present the above business improvement plan (including the formulation and improvement of internal policies, rules, manuals, etc.) by March 16 2007, and promptly implement it.

(6)	After implementing the business improvement plans above, and until their completion, report on the progress of and implementation of the plan at the end of each month until the end of July and thereafter quarterly, by the fifteenth day of the following month.

2.	Reasons for the Administrative Order Cited by the Financial Services Agency

(1)	It was recognized that at the Awaji corporate business office (at that time a branch of the former Sanwa Bank) highly abnormal transactions (credit extension in breach of internal rules, holding of cash, posting of bank clerks in the offices of debtors, etc.) had been carried out continuously over a long period (hereinafter “these matters”). It was further recognized that the successive senior management teams and head office related departments of the former Sanwa Bank and the former UFJ Bank, as indicated below, did not respond effectively in order to address the matters in question while knowing the nature of the matters. It was further recognized that, the management team and head office related departments of The Bank of Tokyo-Mitsubishi UFJ failed to be sufficiently responsive in addressing these matters. It is perceived that, in general, serious problems existed in respect of governance, internal controls and compliance with laws and regulations.

i.	It was recognized that the successive management teams of the former Sanwa Bank and the former UFJ Bank, despite being aware of the existence of inappropriate transactions at their business offices, failed over a long period to take specific actions to resolve these matters, or to establish the existence of breaches of the regulations, and thus did not fulfill their management responsibilities.

ii.	The head office related departments of the former Sanwa Bank and the former UFJ Bank also failed to respond effectively on an organizational level, as evidenced by the fact that the departments responsible for auditing did not make any recommendations pertaining to the matters in question. Furthermore, it was recognized that the functions for mutual checks and balances were ineffective. Among other things, management demonstrated a weak sense of responsibility by stating that that they already had the situation under control when in fact there was uncertainty as to which department was to respond.

iii.	At the former UFJ Bank, it was also recognized that a report on these matters to the Business Supervision Committee was delayed at the behest of the Business Execution Division, and as a result the Committee did not function appropriately with respect to these matters.

vi.	At the stage immediately prior to the merger of the Bank of Tokyo-Mitsubishi and UFJ Bank, there was no exchange of information on these matters, and investigation into countermeasures occurred only at the former UFJ Bank. Moreover, no reports were made to MUFG. In this respect, it is recognized that the respective organizational structures did not operate in a coordinated manner, and that proper checks and balances were not in effect.

v.	Even after the inception of the Bank of Tokyo-Mitsubishi UFJ, it is recognized that governance functions were not sufficiently in effect. Specifically, in responding to these matters the risk management and compliance-related departments neither offered guidance nor, despite the significance to management of this case, reported promptly to senior management. Moreover, subsequent measures that were developed to prevent recurrence were centered on initiatives such as the deployment of a special committee to provide, as rapidly as possible, information to head office and senior management group with regard to the situation at sales branches. However, after receiving such information management did not respond appropriately and did not implement specific measures to strengthen collaboration between related head office departments.

vi.	The FSA recognized that the former UFJ Bank, via the Bank of Tokyo-Mitsubishi UFJ, did not respond appropriately to the notification received pursuant to Article 54 (1) of the Law for Punishment of Organized Crimes, Control of Crime Proceeds and Other Matters, and that administrative procedures were insufficient.

(2)	In order to prevent the recurrence of incidents of this nature, it is crucial for management, related head office departments, and sales branches to recognize the importance of legal and regulatory compliance in the light of the highly public role of banks in society. Accordingly, it is necessary to formulate specific measures to review transactions and other matters, to construct a specific and effective compliance system, and to ensure that the details of such measures are fully understood at every level.

3.	Future Actions

In accordance with the administrative order, we will strive to establish effective and concrete business improvement plans by reviewing, significantly improving and strengthening our management and internal control functions.

(1)	Establish a bank-wide compliance system that can deter inappropriate transactions.

(2)	Strengthen training and education in compliance for all staff and directors.

(3)	Strengthen dedicated committees that oversee compliance-related issues occurring on business development fronts.

(4)	Strengthen internal auditing functions.

4.	Clarification of Responsibilities

Based on the reasons for the administrative order described above, we will clarify the responsibilities for the matters through a formal internal disciplinary process. Details of the discipline will be announced following implementation of the business improvement plans.

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